03011434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B. PIERCE & CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 GREENE STREET SUITE 3
(No. and Street)

NEW YORK (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BENITA PIERCE (508)778-5759
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARNEY,DELPLATO LLC
(Name – *if individual, state last, first, middle name*)

85 NESTRO ROAD (Address) WEST ORANGE (City) NJ (State) 07052 (Zip Code)

RECEIVED FEB 28 2003 SEC MAIL PROCESSING WASHINGTON 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BENITA PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. PIERCE & CO. INC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Benita Pierce
Signature

President
Title

Notary Public

My Commission Expires May 15, 2009

Barnstable, MA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. PIERCE & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Carney, DelPlato LLC
Certified Public Accountants
85 Nestro Road
West Orange, NJ 07052
Telephone: (973) 736-2749
Fax: (973) 736-2683

INDEPENDENT AUDITORS' REPORT

Board of Directors
B. Pierce & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of B. Pierce & Co., Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of B. Pierce & Co. Inc., at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carney DelPlato LLC

Carney, DelPlato, LLC
West Orange, New Jersey
February 21, 2003

B. PIERCE & CO., INC.

Statements of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 58,503
Securities owned: not readily marketable at cost	3,300
Fixed Assets (net of accumulated depreciation $181)	575
Intangible assets (net of accumulated amortization $1,075)	1,857
Total Assets	$ 64,235

LIABILITIES	
Due to Officer	$ 15,081
STOCKHOLDER'S EQUITY	
Common stock – no par value; 100 shares authorized, issued and outstanding	$ 1,000
Additional paid in capital	23,177
Retained earnings	24,977
Total Stockholder's Equity	$ 49,154
Total Liabilities and Stockholder's Equity	$ 64,235

See notes to financial statements

B. PIERCE & CO., INC.

Statements of Operations
Year Ended December 31, 2002

Revenues:	
Commissions	$ 36,205
Interest	290
Total Revenue	$ 36,495
Expenses:	
Commissions, clearing and floor brokerage	$ 20,456
Communications	4,356
Dues	1,938
Insurance	2,214
Office expense	7,292
Travel and entertainment	2,368
Other operating expenses	1,620
	$ 40,244
Net income (loss)	$ (3,749)

See notes to financial statements

B. PIERCE & CO., INC.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2002

	Shares Outstanding	Common Stock	Retained Earnings
Balance – January 1, 2002	100	$ 24,177	$ 28,726
Net income (loss)			(3,749)
Balance – December 31, 2002	100	$24,177	$ 24,977

See notes to financial statements

B. PIERCE & CO., INC.

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)	$	(3,749)
Adjustments to reconcile net income to net cash provided by Operating activities:		
Depreciation and amortization		713
Changes in:		
Due from broker		<3,977>
Other assets		258
Accrued expenses and other liabilities		11,720
Net cash (used in) operating activities	$	4,965
Net increase(decrease) in cash		4,965
Cash – January 1, 2002		49,561
Cash – December 31, 2002	$	54,526

See notes to financial statements

B. PIERCE & CO., INC.

Notes to Financial Statements
December 31, 2002

Note A – Business and Significant Accounting Policies

1. Business:

B. Pierce & Co., Inc. (the "Company") is a registered broker/dealer in securities that clears all its securities transactions through a correspondent broker on a fully disclosed basis.

2. Income taxes:

The Company, with the consent of its sole stockholder, has elected under the Internal Revenue Code and New York State Law to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

The Company prepares its financial statements on the accrual basis of accounting, recognizing revenues when earned and expenses when incurred. For income tax purposes, the Company uses the cash basis method of accounting wherein income is recognized when received rather than when earned and expenses when paid rather than when incurred.

3. **Fixed and Intangible assets**:

Fixed and Intangible assets are stated at cost. Depreciation and Amortization is computed using the straight line method over various useful lives.

4. Use of estimates:

The financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by management.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $43,422, which was $38,422 in excess of its required net capital.

Note C – Off-Balance-Sheet Risk and Concentration of Credit Risk

As a nonclearing broker, the Company has a responsibility to its customers to fulfill their contractual obligations. The clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of a major securities exchange.

Note D – Stockholder's Equity

At December 31, 2002, stockholder's equity includes common stock, no par value, 100 shares authorized, issued and outstanding.

Note E – Exemption from Rule 15c3-3

The Company is exempt from the reserve requirement of the Securities and Exchange Commission's Rule 15c3-3 pursuant to Section 15c3-3(k)(2)(ii).

SUPPLEMENTARY INFORMATION

B. PIERCE & CO., INC.

Schedule of Computation of Net Capital under Sec Rule 15c3-1
December 31, 2002

Stockholder's equity	$ 49,154
Deductions:	
Other Assets	< 2,432>
Securities owned: not readily marketable	< 3,300>
Net capital	$ 43,422
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 15,081
Percentage of aggregate indebtedness to net capital	35%
Minimum net capital required	$ 5,000
Excess of net capital over minimum requirement	$ 38,422

No material difference exists between this computation and the corresponding computation included in the Company's unaudited amended FOCUS part IIA filing as of December 31, 2002.

Carney, DelPlato , LLC
Certified Public Accountants
85 Nestro Road
West Orange, NJ 07052
Telephone: (973) 736-2749
Fax: (973) 736-2683

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
B. Pierce & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of B. Pierce & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3, as well as for compliance with financial record keeping and reporting SEC Rule 17a-8,and the SEC, NASD, SIA, and OFAC anti-money laundering legal; and regulatory rules and obligations relating thereto. As of December 31, 2002, the Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such exemptions had not been complied with during the year. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and

procedures referred to in the preceding paragraph and to assess the expected benefits and related costs of internal control structure policies and procedures, and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures, are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

Our opinion recognizes that it is not practicable in a company the size of B. Pierce & Co. Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the Commission to adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures where adequate at December 31, 2002, to meet the Commission's

objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carney, DelPlato, LLC
West Orange, New Jersey
February 21, 2003